Financial Northeastern Securities, Inc.

Statement of Financial Condition and
Notes to the Financial Statements with
Report of Independent Registered Public
Accounting Firm

December 31, 2025

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Financial Northeastern Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Passaic Avenue
(No. and Street)

Fairfield (City) New Jersey (State) 07004 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sandralin Kiss (Name) 800-362-9876 (Area Code – Telephone Number) skiss@financialnortheastern.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown
(Name – if individual, state last, first, and middle name)

200 Jefferson Park, Suite 400 (Address) Whippany (City) NJ (State) 07981 (Zip Code)

10/2003 (Date of Registration with PCAOB)(if applicable) 100 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sandralin Kiss _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Financial Northeastern Securities, Inc _____, as of 12/31 _____, 2 025 _____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

AUDREY MUSELLA
Notary Public State of New Jersey
Comm # 50115054
My Commission Expires 10/17/2029

Audrey Musella
Notary Public

Signature: _____

Title:
Executive Vice President, COO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

Financial Northeastern Securities, Inc.

Table of Contents
December 31, 2025



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Stockholders of
Financial Northeastern Securities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Financial Northeastern Securities, Inc. (the "Company"), as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2014.

Whippany, New Jersey
February 20, 2026

WithumSmith+Brown, PC   200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070   **T** (973) 898 9494   **F** (973) 898 0686   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

Financial Northeastern Securities, Inc.
Statement of Financial Condition
December 31, 2025

ASSETS

Cash in Banks	$	312,232
Receivable from broker - clearance accounts (including clearing deposit of $500,000)		12,699,845
Investments, at Fair Value		4,536,690
Right of use asset		646,478
Property and equipment, net		20,143
Dividends Receivable		237,118
Due from Affiliate		59,973
Other assets		185,842
TOTAL ASSETS	$	18,698,321

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and other accrued expenses	$	696,020
Lease liability		646,478
Investments Sold, not yet Purchased		23,639
Total liabilities		1,366,137
Stockholders' equity		
Common stock (no par value, 2,500 shares authorized, 20 shares issued and outstanding)		1,000
Additional paid-in-capital		3,077,130
Retained earnings		14,254,054
Total stockholders' equity		17,332,184
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	18,698,321

See Accompanying Notes to Financial Statements.

1. **Nature of Business**

    Financial Northeastern Securities, Inc. (the "Company") is a full-service broker-dealer that serves institutional investors, credit unions, and individual investors located throughout the United States. The Company is registered under the Securities and Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of engaging in principal transactions and underwriting certificates of deposit.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation

    The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America, as detailed in the Financial Accounting Standards Board's (FASB) Accounting Standards Codification.

    Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Estimates are based on several factors including the facts and circumstances available at the time the estimates are made, historical experience, risk of loss, general economic conditions and trends, and the assessment of the probable future outcome. Some of the significant estimates include determinations of the useful lives of assets, right of use assets and liabilities and fair value of investments. Estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the statement of operations in the period that they are determined. Actual results could differ from those estimates.

    Subsequent Events

    The Company has evaluated subsequent events for recognition or disclosure through the date of the financial statements issuance.

    Cash in Banks

    For purposes of the statement of financial condition and statement of cash flows, the Company considers only deposits in banks to be cash.

    Receivable from Broker – Clearance Accounts

    In accordance with FINRA regulations, all cash in the firm's trading accounts at Pershing LLC is reflected as a receivable from broker on the statement of financial condition. As of December 31, 2025, the receivable from clearing broker included the clearing deposit of $500,000.

Concentration of Credit Risk

The Company places its cash with two financial institutions that have offices located in New Jersey. Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash. The Company's cash is placed with high credit quality financial institutions. At times, such balances may exceed federally insured limits of $250,000 per financial institution. Any loss incurred or a lack of access to the funds at the Clearing Firm could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows.

Current Expected Credit Loss (CECL)

The Company records credit losses in accordance with ASC Topic 326, Financial Instruments-Credit Losses (ASC 326). ASC 326 applies to certain financial assets measured at amortized cost by requiring a current expected credit loss (CECL) methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase.

The Company has analyzed their receivables and deposits to determine if there are any expected losses that the Company should forecast. The Company's conclusion that an allowance for credit losses was not required is based on the Company's expectation for the collectability of the receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company identified the following asset as impacted by the guidance:

Receivable from Broker - The Company has a $500,000 clearing deposit in a segregated account at Pershing LLC, the Company's clearing broker. Since the entire clearing deposit is expected to be received after the agreement is terminated, as per the clearing agreement, and the credit worthiness of the broker, no allowance for credit losses was deemed necessary. The receivable from broker also includes cash held at the broker in addition to the $500,000 clearing deposit.

Investments

The Company's investments are comprised of certificates of deposit, corporate obligations, U.S. Treasuries, and Municipal Bonds.

Investments are bought and held principally for the purpose of selling them in the near term and are classified as trading securities. Trading securities are measured at fair value in the accompanying statement of financial condition.

The Company uses the specific identification method in determining realized gains and losses reflected in revenues under other income in the statement of operations. The unrealized gains and losses are reflected separately in the statement of operations.

The Company measures its investments on a recurring basis at fair value – see Note 4 Investments.

Fair value is defined as the price that would be received to sell an asset or the price that would be paid to transfer a liability in an orderly transaction between market participants at the

measurement date. The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1 – Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2 – Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets, quoted market prices in markets that are not active for identical or similar assets, and other observable inputs.

Level 3 – Fair value would be based on significant unobservable inputs. Examples of valuation methodologies that would result in Level 3 classification include option pricing models, discounted cash flows, and other similar techniques.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Expenditures for maintenance, repairs and betterments which do not materially prolong the normal useful life of an asset are charged to operations as incurred. Purchases of property and equipment and additions and betterments which substantially extend the useful life of the asset are capitalized at cost. Upon sale or other disposition of assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss, if any, is reflected in the statement of operations. The Company provides for depreciation as follows:

Asset	Estimated Useful Life	Principle Method
Furniture and fixtures	7 years	Straight-line
Office equipment	3 -10 years	Straight-line

Income Taxes

As an "S" corporation, the Company is not subject to federal, New Jersey and Florida corporate income taxes. The individual stockholders are responsible for the payment of income taxes on the Company's earnings. Accordingly, there are no provisions for federal, New Jersey, and Florida income tax in the accompanying financial statements, however, the Company is subject to income taxes in Ohio and the City of Dublin, Ohio.

The Company has evaluated its tax positions and has concluded that there are no unrecognized tax benefits or obligations at December 31, 2025. There are no tax related penalties and interest reflected in these financial statements.

Distributions and Dividends Receivable/Payable

During 2025, the Company recorded $237,752 in distributions to its stockholders. The dividend receivable at December 31, 2025 is $237,118.

3. **Property and Equipment**

Property and equipment consists of the following:

Office equipment	$	111,875
Less accumulated depreciation		91,732
Net	$	20,143

4. **Investments**

As of December 31, 2025, investments include various certificates of deposit and corporate bonds maturing at dates through 2051 at interest rates ranging from 0% to 10.11% as well as Money Market (Mutual) Funds. These items were measured using the following inputs at December 31, 2025:

	Level 1	Level 2	Level 3	Total
Assets at Fair Value:				
Money Market Fund	$3,219,612	$ -	$ -	$3,219,612
Certificates of Deposit	252,613	-	-	252,613
Corporate Bonds	1,064,465	-	-	1,064,465
Total Assets at Fair Value	$4,536,690	$ -	$ -	$4,536,690
Liabilities at Fair Value:				
Investments Sold, not yet Purchased				
Corporate Bonds	$23,639	-	-	$23,639
Total Liabilities at Fair Value	$23,639	$ -	$ -	$23,639

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies as of December 31, 2025.

Money Market Fund. Valued using Stable Net Asset Value (NAV) at a price of $1.

Certificates of Deposit. Valued based upon quoted prices from an exchange or liquidation value.

Treasury Bonds, Corporate Obligations and Municipal Bonds: Valued at the closing price reported on the active market on which the individual security is traded.

5. **Net Capital Requirement**

    The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company had net capital of $16,772,657, which was $16,672,657 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.0415 to 1.

6. **Off-Balance Sheet Risk**

    The security transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that the clearing broker-dealer executes customer transactions properly.

7. **Related Party Transactions**

    Pursuant to an administrative annual cost sharing agreement, renewable on a year-to-year basis, the Company shares the cost of overhead expenses with an affiliated company through common ownership, Financial Northeastern Corporation (the "Affiliate"), based on relative sales levels. The shared overhead expenses pertain to rent, employee compensation and benefits, professional fees, utilities, travel and other miscellaneous expenses. As of December 31, 2025, the Affiliate owed the Company $59,973 toward 2025 shared costs. This asset is reflected in the Due from Affiliate on the Statement of Financial Condition. The Company incurred shared costs of $3,113,503 for 2025 from the Affiliate representing 99.98% of the total expenses to be allocated. The terms of this arrangement may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

8. **Commitments and Contingencies**

    Operating Lease

    The Company currently has obligations as a lessee for office space in New Jersey through 2028 and Ohio through 2026 with initial non-cancelable terms in excess of one year. The Company classifies these leases as operating leases. Each of these leases contain options to renew for one or two additional 36 month periods. Since the Company is not reasonably expected to exercise these options, the optional periods are not included in determining either the lease term or financial obligation. Payments under each lease contain a fixed amount for rent plus electricity plus variable adjustments for common area maintenance (CAM) and real estate costs, on its proportional share of building space, in excess of the base year costs. These costs are unknown and are recorded as variable costs when incurred.   The leases do not include termination options or restrictive agreements and, as such, the lease asset and liability do not reflect any such costs.

Lease assets and liabilities reported on the Company's statement of financial condition are the present value of the future lease payments. The increase is due to the renewal of the NJ lease in 2025. The discount rate of 3.59% was used to calculate the present value of the asset and liability. Amounts reported in the statement of financial condition as of December 31, 2025 are as follows:

Operating lease right-of-use assets	$646,478
Operating lease liabilities	$646,478

Average remaining lease term: 2.80 years

Weighted average discount rate: 3.59%

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new or amended leases.

Maturities of lease liabilities under non-cancellable operating leases as of December 31, 2025, which includes imputed interest of $38,150, are as follows:

For years ended:

2026	$236,369
2027	225,077
2028	185,032
	$646,478

In accordance with the leases, the minimum undiscounted annual lease payments subsequent to December 31, 2025 are as follows:

For years ended:

2026	$243,371
2027	238,574
2028	202,670
	$684,615